UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 000-19253
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Panera Bread Company 401(k) Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117
(314) 633-7100

Panera Bread Company 401(k) Savings Plan
Index
December 31, 2009 and 2008

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Participants of the Panera Bread Company 401(k) Savings Plan and
The Board of Directors of Panera Bread Company
We have audited the accompanying statements of net assets available for benefits of the Panera Bread Company 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Panera Bread Company 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC Brown Smith Wallace, LLC
St. Louis, Missouri
June 25, 2010

Panera Bread Company 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Investments, at fair value	$29,131,327	$19,331,856

Receivables:
Participant contributions	188,657	164,322
Employer contributions	45,111	41,252

Total receivables	233,768	205,574

Total assets	29,365,095	19,537,430

Liabilities
Excess contributions payable	368,670	345,593

Net assets available for benefits	$28,996,425	$19,191,837

The accompanying notes are an integral part of these financial statements.

Panera Bread Company 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$4,135,120	$(4,568,904)
Interest income	52,127	48,443
Dividends	577,537	588,816

Total investment income (loss)	4,764,784	(3,931,645)

Contributions:
Participant	4,948,770	4,410,796
Employer	1,223,142	1,081,736
Rollover	848,517	421,420

Total contributions	7,020,429	5,913,952

Total additions	11,785,213	1,982,307

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,506,014	1,518,027
Excess contributions	368,670	345,593
Administrative expenses	105,941	68,639

Total deductions	1,980,625	1,932,259

Net increase	9,804,588	50,048

Net assets available for benefits:
Beginning of year	19,191,837	19,141,789

End of year	$28,996,425	$19,191,837

The accompanying notes are an integral part of these financial statements.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
1.	Description of Plan
The following description of the Panera Bread Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, established for the purpose of enabling eligible employees to save for retirement with the benefit of Panera Bread Company (the “Company” or “Plan Administrator”) matching contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
As of October 15, 2008, Fidelity Management Trust Company (“Fidelity”) became the recordkeeper and trustee for the Plan. Prior to this date, Principal Life Insurance Company (“Principal”) acted as the Plan’s recordkeeper and trustee. As a result of this change, the funds that participants may invest in were changed, as presented in Note 3.
Participation
The Plan covers substantially all employees of the Company except residents of Puerto Rico, leased employees and employees who are covered by a collective bargaining agreement. Employees who are age 21 or older may participate in the Plan as of the first day of the month following the completion of a twelve-month eligibility service period during which they complete 1,000 hours of service.
Contributions
Participation in the Plan by eligible employees is voluntary and participants may direct contributions into various investment options offered by the Plan. As of December 31, 2009, the Plan offered investment options that included twenty-three mutual funds and one money market fund.
Effective October 15, 2008, new contributions and reallocations of participant’s investments into the Panera Common Stock Fund were no longer permitted. Balances in the Panera Common Stock Fund after such date remain invested and can be sold, with the proceeds transferred at participant direction to another investment. The Panera Common Stock Fund was removed as an investment option on April 15, 2010. Refer to details included in Note 9, Subsequent Event.
Prior to October 15, 2008, participants could contribute up to 15% of their compensation to the Plan. As of October 15, 2008, the amount of compensation that participants may contribute to the Plan annually is subject to the lesser of 50% of eligible compensation or the maximum annual amount allowed by the Internal Revenue Code (the “Code”). Participants who reach age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company provides matching contributions of 50% of participant’s contributions on their first 3% of compensation. Rollover contributions from other qualifying plans may also be made to the Plan.
Participant Accounts
All participant contributions are invested in the investment funds offered by the Plan at the participant’s direction. The Company’s matching contributions are directed to the same investment funds and in the same allocation percentages as the participant has selected for their contributions. Plan earnings are allocated based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Vesting
Participant contributions, plus earnings thereon, vest immediately. The vesting of Company contributions, plus earnings thereon, is based upon years of service. Vesting service is defined as one year of service beginning with the participant’s employment commencement date. Participants vest in Company contributions as follows:

Years of Service	Percentage

Less than 2	0%
2	25%
3	50%
4	75%
5	100%
Participants should refer to the Plan agreement for a more complete description of the vesting requirements.
Forfeitures
At December 31, 2009 and 2008, forfeited nonvested accounts were $1 and $12,299, respectively. These amounts will be used to reduce future Company matching contributions and to pay administrative expenses of the Plan. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2009 were $4,377 and $87,441 respectively. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2008 were $2,855 and $57,094, respectively.
Participant Loans
Participants may borrow from their vested fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance in their account during the prior twelve-month period. The loans are secured by collateral of the balance in the participant’s account and bear interest at rates that are commensurate with prevailing market rates as determined quarterly by the Plan Administrator.
Payment of Benefits
For disability, retirement or termination of service due to death or other reasons, the participant or their beneficiaries may request a lump-sum distribution equal to the value of the vested interest in their account. A participant may elect to defer distribution to a future date if the distribution is $5,000 or more. The Plan Administrator will direct the Trustee that any amount exceeding $1,000 but less than $5,000 will be rolled into an Investment Retirement Account (“IRA”) without the participant’s consent. If the vested account balance is $1,000 or less, the Plan Administrator will direct the Trustee to initiate a lump sum distribution directly to the participant without the participant’s consent. This is more fully described in the Plan agreement.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting, except for benefits, which are recorded as paid.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments in mutual funds are stated at fair value as determined by Fidelity’s investment managers based on quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Pooled separate accounts were valued at the net asset value of shares held by the Plan as of the date such assets were divested and the remaining assets transferred to Fidelity. The Panera Common Stock Fund is recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year.
Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.
The accompanying Statements of Changes in Net Assets Available for Benefits present the net appreciation (depreciation) in the fair value of investments, which represents the change in market value from the beginning to the end of the Plan year for investments retained in the Plan, and realized gains and losses, which represent the difference between historical cost and proceeds received for investments sold during the year.
Administrative Expenses
Certain administrative expenses, in excess of forfeitures, are paid by the Company.
Risks and Uncertainties
Investment securities are exposed to various risks, such as significant global events, interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Adoption of New Accounting Standard
The Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, effective January 1, 2008, for all financial assets and liabilities and nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Plan adopted the related ASC standard effective January 1, 2009, for nonfinancial assets and liabilities on a nonrecurring basis, the adoption of which had no impact on the Plan in 2009. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value. The related disclosures are included in Note 4.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
3.	Investments
The following table presents investments greater than 5% of net assets at December 31, 2009 and 2008:

	2009	2008

Fidelity Investments Retirement Money Market Portfolio	$4,372,731	$4,135,357
American Funds Europacific Growth R4	2,700,126	1,557,102
Fidelity Investments Spartan US Equity Index Investor	2,682,144	1,740,884
Allianz NFJ Dividend Value Administrative	2,391,353	1,874,529
Pimco Total Return Administrative	2,387,461	1,795,344
Morgan Stanley Mid Cap Growth Plan	1,940,865	908,305
Panera Common Stock Fund	1,752,398	1,870,707
American Funds Growth Fund of America R4	1,632,178	804,796

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the respective period) appreciated (depreciated) in value by $4,135,120 and ($4,568,904), respectively, at both Fidelity and Principal, as follows:

Fidelity	2009	2008

American Funds Europacific Growth R4	$630,757	$(84,025)
Morgan Stanley Mid Cap Growth Plan	614,984	(31,488)
Fidelity Spartan US Equity Index Investor	485,077	(10,762)
Panera Common Stock Fund	449,987	343,716
American Funds Growth Fund of America R4	361,129	(35,525)
Fidelity Freedom 2025	201,590	(46,370)
Allianz NFJ Dividend Value Administrative	186,888	(122,706)
Fidelity Freedom 2030	159,080	(31,821)
Fidelity Freedom 2035	157,867	(27,390)
Fidelity Freedom 2040	149,187	(21,645)
Allianz NFJ Small Cap Value Administrative	146,775	(60,283)
Fidelity Freedom 2020	132,391	(25,004)
Pimco Total Return Administrative	127,832	(1,189)
Fidelity Freedom 2045	111,925	(12,096)
Fidelity Freedom 2015	74,783	(14,205)
Fidelity Freedom 2010	45,228	(11,539)
Fidelity Freedom 2050	39,562	(4,202)
Fidelity Emerging Markets	32,880	119
Baron Small Cap	32,011	676
Riversource Mid Cap Value R4	9,514	(248)
Fidelity Freedom 2000	5,338	(703)
Fidelity Freedom Income	1,951	(19)
Fidelity Freedom 2005	1,588	(358)
Fidelity Government Income	(23,204)	9,718

	$4,135,120	$(187,349)

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Principal	2009	2008

Panera Common Stock Fund	$—	$237,627
Principal Money Market Separate Account	—	61,264
Principal Russell LifePoints Conservative Strategy Separate Account	—	(12,008)
Principal Russell LifePoints Moderate Strategy Separate Account	—	(32,119)
Principal Financial Group Stock Fund	—	(48,332)
Principal Russell LifePoints Equity Growth Strategy Separate Account	—	(109,243)
Principal Russell LifePoints Balanced Strategy Separate Account	—	(124,646)
Principal Russell LifePoints Growth Strategy Separate Account	—	(149,373)
American Century Small Cap Value Advisor Fund	—	(176,344)
American Century Value Advisor Fund	—	(190,809)
Principal Bond and Mortgage Separate Account	—	(200,283)
Fidelity Advisor Equity Growth Institutional	—	(415,948)
T. Rowe Price Capital Appreciation Fund	—	(450,058)
T. Rowe Price Equity Income Fund	—	(479,667)
Principal Large Capital Stock Index Separate Account	—	(744,048)
Fidelity Advisor Mid Cap Fund Institutional	—	(745,952)
American Funds Europacific Growth Fund	—	(801,616)

	$—	$(4,381,555)

4.	Fair Value Measurements
As described in Note 2, effective January 1, 2008, the Plan adopted the accounting standard regarding disclosures for financial assets, financial liabilities, non-financial assets and non-financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective January 1, 2009, the Plan adopted the related accounting standard for non-financial assets and non-financial liabilities reported or disclosed at fair value on a non-recurring basis, the adoption of which had no impact on the Plan in 2009. This standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This standard also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following describes the three levels of inputs used to measure fair value:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
The following is a description of the valuation measurements used for assets measured at fair value. There have been no changes in methodologies applied in 2009 and 2008.
Common Stock: The Panera Common Stock Fund was valued based on observable market quotations at the closing price reported on the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.
Mutual Funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.
Participant Loans: Valued at amortized cost, which approximates fair value, and classified within Level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements.
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
	Total	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Common Stock
Speciality Eateries	$1,752,398	$1,752,398	$—	$—

Total Common Stock	1,752,398	1,752,398	—	—

Mutual Funds
Target-Date Funds	6,503,290	6,503,290	—	—
Large Cap	5,255,397	5,255,397	—	—
Short-Term Investments	4,372,731	4,372,731	—	—
Bond Investments	2,951,759	2,951,759	—	—
International	2,863,588	2,863,588	—	—
Small Cap	2,562,792	2,562,792	—	—
Mid-Cap	1,985,930	1,985,930	—	—

Total Mutual Funds	26,495,487	26,495,487	—	—

Participant Loans	883,442	—	—	883,442

Total Assets at Fair Value	$29,131,327	$28,247,885	$—	$883,442

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
	Total	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Common Stock
Speciality Eateries	$1,870,707	$1,870,707	$—	$—

Total Common Stock	1,870,707	1,870,707	—	—

Mutual Funds
Short-Term Investments	4,135,356	4,135,356	—	—
Target-Date Funds	3,199,073	3,199,073	—	—
Large Cap	3,107,247	3,107,247	—	—
Bond Investments	2,020,439	2,020,439	—	—
Small Cap	1,888,074	1,888,074	—	—
International	1,561,865	1,561,865	—	—
Mid-Cap	912,644	912,644	—	—

Total Mutual Funds	16,824,698	16,824,698	—	—

Participant Loans	636,451	—	—	636,451

Total Assets at Fair Value	$19,331,856	$18,695,405	$—	$636,451

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009, a reconciliation of the beginning and ending balances is as follows:

Participant Loans

Balance, beginning of year	$636,451
Purchases, sales, issuances, and settlements (net)	246,991

Balance, end of year	$883,442

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Participant Loans

Balance, beginning of year	$530,607
Purchases, sales, issuances, and settlements (net)	105,844

Balance, end of year	$636,451

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
5.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants should refer to the Plan agreement for a description of the priorities for distribution of Plan benefits in the event of termination. Generally, any distribution would be made in proportion to the participant’s interest after deduction of allowable expenses.
6.	Tax Status
The Plan operates under an amended Fidelity prototype plan. The Internal Revenue Service (“IRS”) ruled in a letter dated October 9, 2003 that the prototype plan, as then designed, qualifies under Section 401 of the Code and was, therefore, exempt from taxation. The Plan has been amended from the original prototype document. However, the Plan Administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. As soon as it is practical to do so, the Plan Administrator intends to request a determination letter from the IRS indicating that the modified plan is qualified and tax-exempt under the appropriate sections of the Code.
7.	Transactions with Parties-in-Interest
During the years ended December 31, 2009 and 2008, the Plan held mutual funds, units of participation in various pooled separate accounts, and participants were also able to purchase shares of Company common stock as an investment option. Additionally, participants were able to take loans against their vested account balance. These various investments had a total fair value of $16,921,767 and $11,812,330 at December 31, 2009 and 2008, respectively. During the years ended December 31, 2009 and 2008, transactions with these investments included aggregate purchases of $7,884,566 and $14,237,808, respectively, and aggregate sales of $3,012,294 and $16,746,314, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.
Fees paid by the Plan for investment management and administrative services were $105,941 and $68,639 for the years ended December 31, 2009 and 2008, respectively.

Panera Bread Company 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
8.	Reconciliation of Financial Statements with Form 5500
The following is a reconciliation of the net assets available for benefits and excess contributions per the 2009 and 2008 financial statements to the related Form 5500:

	2009	2008

Net assets available for benefits per the accompanying financial statements	$28,996,425	$19,191,837
Contributions receivable	(233,768)	(205,574)
Excess contributions payable	368,670	345,593

Net assets available for benefits per the Form 5500	$29,131,327	$19,331,856

	Year Ended
	2009	2008

Change in net assets available for benefits per the accompanying financial statements	$9,804,588	$50,048
Contributions receivable	(233,768)	(205,574)
Prior year contributions receivable	205,574	—
Excess contributions payable	368,670	345,593
Prior year excess contributions payable	(345,593)	(254,387)

Change in net assets available for benefits per the Form 5500	$9,799,471	$(64,320)

9.	Subsequent Event
The Plan evaluated all events or transactions occurring between the Statements of Net Assets Available for Benefits date and the date of issuance of the financial statements that would require recognition or disclosure in the financial statements. Effective April 15, 2010, the Panera Common Stock Fund was eliminated as an investment option in the Plan. The Plan no longer allows participants to have any balances invested in the Panera Common Stock Fund. The participants had flexibility to transfer out the Panera Common Stock Fund once the change was announced. On April 15, 2010, any balance held in the Panera Common Stock Fund was automatically transitioned to an age appropriate Fidelity Freedom Fund.

Panera Bread Company 401(k) Savings Plan
Schedule of Assets Held for Investment Purposes at End of Year
Form 5500 — Schedule H — Item 4i
December 31, 2009

		Description of investment including maturity
	Identity of issuer, borrower,	date, rate of interest, collateral, par, or
	lessor, or similar party	maturity value	Current Value

*	Fidelity Investments	Retirement Money Market Portfolio	$4,372,731
	American Funds	Europacific Growth R4	$2,700,126
*	Fidelity Investments	Spartan US Equity Index Investor	$2,682,144
	Allianz	NFJ Dividend Value Administrative	$2,391,353
	Pimco	Total Return Administrative	$2,387,461
	Morgan Stanley	Mid Cap Growth Plan	$1,940,865
*	Panera Common Stock Fund	Panera Common Stock Fund	$1,752,398
	American Funds	Growth Fund of America R4	$1,632,178
*	Fidelity Investments	Fidelity Freedom 2025	$1,152,974
*	Fidelity Investments	Fidelity Freedom 2030	$1,033,961
	Allianz	NFJ Small Cap Value Administrative	$941,075
*	Fidelity Investments	Fidelity Freedom 2035	$931,666
*	Fidelity Investments	Fidelity Freedom 2020	$872,275
*	Fidelity Investments	Fidelity Freedom 2040	$831,039
*	Fidelity Investments	Fidelity Freedom 2045	$574,635
*	Fidelity Investments	Fidelity Government Income	$564,298
*	Fidelity Investments	Fidelity Freedom 2015	$481,434
*	Fidelity Investments	Fidelity Freedom 2010	$309,673
*	Fidelity Investments	Fidelity Freedom 2050	$198,282
	Baron Funds	Baron Small Cap	$171,439
*	Fidelity Investments	Fidelity Emerging Markets	$163,463
*	Fidelity Investments	Fidelity Freedom 2000	$70,711
	Riversource	Mid Cap Value R4	$45,064
*	Fidelity Investments	Fidelity Freedom Income	$33,140
*	Fidelity Investments	Fidelity Freedom 2005	$13,500
*	Participant Loans	Participant Loans (various maturities with interest rates ranging from 5.25% to 10.25%)	$883,442

			$29,131,327

*	Represents parties-in-interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PANERA BREAD COMPANY 401(k) SAVINGS PLAN

By: Panera Bread Company, Plan Administrator

By:	/s/ Jeffrey W. Kip

	Name:	Jeffrey W. Kip
	Title:	Senior Vice President,
Chief Financial Officer
Date: June 25, 2010

EXHIBIT INDEX

Exhibit No.	Title
23	Consent of Independent Registered Public Accounting Firm